January 25, 2008

Mr. Tim Buchmiller

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IDEXX Laboratories, Inc.
Definitive Proxy Statement filed March 29, 2007
File No. 000-19271

Dear Mr. Buchmiller:

I am writing to advise that we will respond to your letter dated January 14, 2008 by no later than February 11, 2008.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (207) 556-4920.

Sincerely,

Conan R. Deady

Corporate Vice President and General Counsel